SEC Mail Processing Section
JUN 28 2010
Washington, DC
110



SECURITI[illegible]

ANNU[illegible]

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 04/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr (816) 960-9525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane C. Brethowr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO, FINOP

Title


JESSICA LYNN SKINNER
MY COMMISSION EXPIRES
October 1, 2011
NOTARY SEAL
#07287608
JACKSON COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements, Supplementary Information,
and Report on Internal Control

April 30, 2010 and 2009

(With Independent Registered Public Accounting Firm Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2010 and 2009, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 23, 2010

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheets

April 30, 2010 and 2009

Assets		**2010**	**2009**
Cash and cash equivalents	$	4,842,303	3,484,154
Accounts receivable:			
Commissions receivable		23,239	160,888
Affiliates, net		—	508,016
Producer members receivable		181,937	59,275
Prepaid expenses		15,798	4,679
Computer software, net		73,132	110,404
Other assets		10,000	10,000
Total assets	$	5,146,409	4,337,416
Liabilities and Members' Equity			
Note payable	$	—	183,500
Payable to affiliates, net		644,574	—
Producer members payable		763,505	386,152
Accrued expenses:			
Interest		159	43,838
Legal		—	6,600
Accounting and tax service		10,000	10,000
Other		54,501	5,670
Producer unit purchases		57,150	1,747,753
Total liabilities		1,529,889	2,383,513
Members' equity		3,616,520	1,953,903
Total liabilities and members' equity	$	5,146,409	4,337,416

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Operations

Years ended April 30, 2010 and 2009

		2010	2009
Revenue:			
Commissions	$	8,894,005	8,906,295
Contingent commissions		1,357	—
Interest and other income		9,869	52,663
Total revenue		8,905,231	8,958,958
Expenses:			
Selling		4,573,700	4,640,663
General and administrative		3,447,605	3,207,502
Producer unit purchase		181,438	1,759,894
Amortization		40,722	10,037
Interest expense		10,197	25,770
Total operating expenses		8,253,662	9,643,866
Net income (loss)	$	651,569	(684,908)

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Changes in Members' Equity

Years ended April 30, 2010 and 2009

		Corporate unit			
		Paid-in capital	Retained (deficit) earnings	Producer units	Total
Balance, April 30, 2008	$	100,000	1,072,276	—	1,172,276
Net loss		—	(684,908)	—	(684,908)
Distributions to member		(100,000)	(943,465)	—	(1,043,465)
Contributions from member		2,510,000	—	—	2,510,000
Balance, April 30, 2009		2,510,000	(556,097)	—	1,953,903
Net income		—	651,569	—	651,569
Distributions to member		—	(724,078)	—	(724,078)
Change in producer units		—	—	1,735,126	1,735,126
Balance, April 30, 2010	$	2,510,000	(628,606)	1,735,126	3,616,520

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Cash Flows

Years ended April 30, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net income (loss)	$	651,569	(684,908)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization		40,722	10,037
Producer units		181,438	1,759,894
Changes in operating assets and liabilities:			
Commissions receivable		(38,974)	(317,589)
Prepaid expenses and other assets		(11,119)	35,925
Change in payables and receivables from affiliates		1,152,590	(377,442)
Producer members payable, net		263,891	326,877
Accrued expenses		(1,448)	17,547
Payments for producer unit purchase		(146,115)	(12,141)
Net cash provided by operating activities		2,092,554	758,200
Cash flows from investing activity:			
Purchase of computer software		(3,450)	(104,616)
Net cash used in investing activity		(3,450)	(104,616)
Cash flows from financing activities:			
Principal payments on note payable		(6,877)	(175,000)
Distributions to member		(724,078)	(1,043,465)
Contributions from member		—	2,510,000
Net cash provided by (used in) financing activities		(730,955)	1,291,535
Change in cash and cash equivalents		1,358,149	1,945,119
Cash and cash equivalents, beginning of year		3,484,154	1,539,035
Cash and cash equivalents, end of year	$	4,842,303	3,484,154
Supplemental disclosure of cash flow information:			
Cash paid for interest	$	53,877	—
Noncash transactions:			
Noncash application of commission receivable to note payable	$	176,623	173,456

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. Prior to May 1, 2008, the Company was a single member limited liability company, approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company previously operated under the k(2)(i) exemptive status whereby the Company did not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities were handled by a third-party broker-dealer.

On March 13, 2008, the Company was approved to become a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf. As a result, effective May 1, 2008, the Company became a multi-manager limited liability company. This enabled the Company to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. Effective August 1, 2008, the Company became registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), MSRB, and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

(2) Reorganization

Effective May 1, 2008, Lockton reorganized the structure of the Company to a multi-manager limited liability company in conjunction with the FINRA approved change to a stand-alone broker-dealer. The Company remains a subsidiary of Lockton, with Lockton owning the Corporate Profit Unit (Corporate Unit). The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Profit Units (Producer Units). The Producer Members derive their compensation from the profits of the Company, as defined, after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statements of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense. Prior to the reorganization, 100% of profits were that of the single member of the Company, Lockton.

As part of the reorganization, the Company designed an end of career and transition program for producers, which is described more fully in note 6.

(Continued)

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue comprises principally commissions paid by the plan vendors, commissions received through a third-party broker-dealer, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when received.

Commissions received through a third-party broker-dealer relationship with NFP Securities, Inc. are recognized on a trade-date basis as transactions occur. A portion of the Gross Dealer Concessions (GDC) generated by the registered representatives are withheld (B/D Fees) by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One hundred percent of the remaining GDC, after deduction of the B/D Fees, is paid directly to the Company.

As a result of the restructuring in 2009, a previous third-party broker-dealer relationship with AIG Financial Advisors, Inc. was terminated. As a result of this termination and the Company's approval to become a k(1) exemptive status stand-alone broker-dealer, business conducted under AIG Financial Advisors, Inc. is now conducted directly with various plan vendors.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2010 and 2009, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) Computer Software

Computer software consists of internally developed software and is recorded at cost. Amortization is computed on the straight-line method over its estimated useful life of three years.

(e) Producer Members Receivable and Payable

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit

(Continued)

Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheets.

(f) ***Income Taxes***

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the years ended April 30, 2010 and 2009, respectively.

(g) ***Disclosures about Fair Value of Financial Instruments***

The following methods were used to estimate the fair value of financial instruments:

(a) *Cash and Cash Equivalents* – The fair value of cash and cash equivalents approximates the carrying value due to their short-term nature.

(b) *Receivables and Payables* – The fair value of receivable and payables, including related party amounts, approximates the carrying value due to their short-term nature.

(c) *Note Payable* – Fair value is estimated based on the borrowing rates currently available to the Company for loans with similar terms and maturities based on the Company's net credit spread. At April 30, 2009, the carrying amount is a reasonable estimate of fair value.

Authoritative accounting guidance on fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The carrying amount of the Company's financial instruments (Level 1) approximates fair value because of the short-term liquid nature of these instruments.

(Continued)

(4) Computer Software

Computer software as of April 30 consists of the following:

		2010	2009
Computer software	$	123,891	120,441
		123,891	120,441
Less accumulated amortization		50,759	10,037
	$	73,132	110,404

Amortization expense was $40,722 and $10,037 for the years ended April 30, 2010 and 2009, respectively.

(5) Note Payable

Note payable at April 30 consists of the following:

		2010	2009
Note payable, secured by commissions receivable; principal and interest payable annually; interest is variable based on an independent index (6.25% at April 30, 2009)	$	—	183,500
	$	—	183,500

The note payable of $183,500 at April 30, 2009, originally due December 2014, was payable to a broker-dealer with which the Company had a dealer-to-dealer agreement resulting in the receipt of commissions in the normal course of business. During 2010, the note payable was settled with a payment of $6,877. The remaining $176,623 was offset by commissions owed to the Company.

(6) Producer Unit Purchase

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's interest (Producer Unit) upon his/her termination.

Prior to April 30, 2010, the agreement to purchase the Producer Members' interest was applicable to all Producer Members, mandatorily redeemable and valued exclusively based on the Producer Members' average annual revenue for the preceding three fiscal years, which approximated 25% of the average annual revenue of the Company generated by the applicable Producer Member. Consequently, the Company had provided a liability and related expense as if all Producer Members terminated their membership as of the balance sheet date.

(Continued)

On April 30, 2010, this agreement was amended and, while the Producer Unit purchase provision remains applicable to all Producer Members, the purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. Additionally, the redemption value of the Producer Unit was modified to be based on the value of the Company for the final six months of membership. As a result of these modifications, the Producer Unit meets the attributes for equity classification and, accordingly, is reported as a separate component of equity in the balance sheet with the related expense recognized annually.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to Corporate Unit, the Company has recognized the related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity during the year ended April 30, 2010 is as follows:

Balance, April 30, 2009	$	—
Conversion of Producer Units		1,553,688
Producer Unit expense		181,438
Balance, April 30, 2010	$	1,735,126

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2010 resulting from terminations and retirements are as follows:

Year ending April 30:		
2011	$	—
2012		14,288
2013		14,288
2014		14,288
2015		14,286

(7) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions, which totaled $823,108 and $660,020 for the years ended April 30, 2010 and 2009, respectively. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services, and customer account service support from affiliated entities. These expenses totaled $2,541,890 and $2,229,707 for the years ended April 30, 2010 and 2009, respectively. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties, entered into in conjunction with the reorganization discussed in note 2.

These transactions with affiliates are accounted for in accordance with intercompany allocations among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2010, the Company had net regulatory capital of $3,216,191, which is $3,114,198 in excess of required net capital.

(9) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 21, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2010 and 2009

		2010	2009
Net capital:			
Total members' equity	$	3,616,520	1,953,903
Total members' equity qualified for net capital		3,616,520	1,953,903
Add additions to net worth		—	—
Less nonallowable assets		304,106	853,262
Net capital before haircuts		3,312,414	1,100,641
Less haircuts and undue concentration		96,223	100,938
Net capital		3,216,191	999,703
Aggregate indebtedness		1,529,889	2,383,513
Percentage aggregate indebtedness to net capital		48%	238%
Computation of net capital requirements:			
Minimum net capital requirements**	$	101,993	158,901
Excess net capital	$	3,114,198	840,802

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 28, 2010, at April 30, 2010.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2010. 6.67% of Aggregate Indebtedness was calculated to be $101,993 ($1,529,889 x 6.67% = 101,993).

The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2009. 6.67% of Aggregate Indebtedness was calculated to be $158,901 ($2,383,513 x 6.67% = $158,901).

See accompanying independent registered public accounting firm's report.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2010 and 2009

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2010 and 2009.

See accompanying independent registered public accounting firm's report.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2010 and 2009

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2010 and 2009.

See accompanying independent registered public accounting firm's report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies):

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 23, 2010